September 6, 2024

Leah Talactac
Chief Financial Officer
Viking Holdings Ltd
94 Pitts Bay Road
Pembroke, Bermuda HM 08

        Re: Viking Holdings Ltd
            Draft Registration Statement on Form F-1
            Filed August 30, 2024
            CIK No. 0001745201
Dear Leah Talactac:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Jonathon Jackson, Esq., of Milbank LLP